Exhibit 99.1

COSCIENS Biopharma Inc. Reports Fourth Quarter and Full Year 2024 Financial Results and Provides a Corporate Update

Fully repositioned as a pure-play natural-based product company following strategic review and pipeline prioritization

Ongoing streamlined efficiencies and cost cutting measures taken to refine operations and development pathway forward; Company ended the quarter with US$16.4 million in cash

Revenues of US$9.6M vs US$7.1M in 2023, a 35.2% increase YOY

TORONTO, ONTARIO, April 9, 2025 – COSCIENS Biopharma Inc. (NASDAQ: CSCI) (TSX: CSCI) (“COSCIENS” or the “Company”), a Life Science company which develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products, today reported its financial and operating results for the fourth quarter and full year ended December 31, 2024 and provided a corporate update.

“2024 was a transformative year for COSCIENS Biopharma. Since the completion of the merger, we have developed a strategic roadmap, established a prioritized pipeline and consolidated financials. All of these efforts align with our strategic imperatives of reducing the expected combined cash burn rate of our two pre-merger businesses while retaining and advancing the most promising programs or products from the legacy organizations.

Following this extensive work and considering the negative topline results of the Phase 3 DETECT-Trial for macimorelin, the Company has stopped investing in pre-clinical programs and into any development program with macimorelin for which we are exploring and validating various strategic options including the potential divestment of this asset. Looking ahead, COSCIENS is emerging as a pure-play natural-based products life science company and we believe the stage is set to propel the company to the next phase of growth,” stated Gilles Gagnon, M.Sc., MBA, President and CEO of COSCIENS.

Development Projects Update

Pharmaceuticals:

●	Avenanthramides Tablets (Avs) in Clinical Development as an Anti-Inflammatory Product:

■	Announced successful Phase 1 results. 72 subjects tested. No significant clinical adverse event observed from ascending doses ranging from 30 mg to 960 mg in Phase 1 clinical study.
■	Launched Phase 2a Clinical Efficacy Study on March 15, 2025. The study includes 20 patients divided in two cohorts. The study is progressing very well with a first cohort of 10 patients receiving a daily dose of 480 mg.

Cosmeceuticals:

●	JuventeDC Product Line: New website, juventedc.com, was launched on December 19, 2024. Products available online.

Nutraceuticals:

●	Oat Beta Glucan (OBG) Chewable Bar – Cholesterol Reduction: We have successfully developed a unique, standardized formulation for a healthy confection which includes a high concentration of OBG with daily dosage according to approved OBG product monograph in 10 developed countries. COSCIENS’ team is working with a marketing firm anticipating the official commercial launch of its chewable bar OBG natural health product in H2 2025, marking an important chapter in the Company’s journey toward promoting wellness while expanding its business model.

●	Yeast Beta Glucan (YBG) Powder - Immune Booster: Our YBG product has been successfully manufactured as part of our PGX scale up project in Edmonton, Alberta. Our YBG product is being finalized in capsule form with the goal to commercialize it as an immune booster in H2 2025. Yeast Beta Glucan is also being developed as a potential delivery system when combined with other bio actives for potential applications in wound healing.

●	Avenanthramide (AVA) Chewable Bar (AVA) – Exercise induced inflammation: In line with previously published positive results from our work with researchers from University of Minnesota, we are using our unique standardized AVA extract to develop a high content AVA-protein bar to attenuate exercise induced inflammation. The goal is to launch this new product by year end 2025.

Technology:

●	Pressurized Gas eXpanded Technology (PGX Technology):

■	Edmonton Main Facility PGX Scale Up 50 Liters Vessel: The project is completed and the equipment is ready to produce YBG at the small-scale commercial level.
■	Natex Facility, Austria PGX Scale Up 100 Liters Vessel: The PGX equipment has been installed and system commission completed.
■	YBG samples produced in 100L system that meet specifications.
■	System now in place to prove scale-up timelines and economics for industrial YBG production and for other advanced biopolymers as part of commercialization plans.

Summary of Fourth Quarter and Full Year 2024 Financial Results

All amounts are in U.S. dollars.

Cash and cash equivalents

The Company had $16.4 million in cash and cash equivalents at December 31, 2024.

Results of operations for the three-month period ended December 31, 2024

For the three-month period ended December 31, 2024, we reported a consolidated net loss of $6.7 million, or $2.15 loss per common share, as compared with a consolidated net loss of $1.6 million, or $0.85 loss per common share for the same period in 2023. The $5.1 million increase in net loss is primarily due to increases in both research and development costs of $2.4 million and selling, general and administrative costs of $1.0 million, impairment expense of $2.8 million, and a decrease of $1.4 million in income tax recoveries offset by an increase in gross margin of $1.9 million and an increase of $0.6 million of other income.

Revenues

●	Our total revenue for the three-month period ended December 31, 2024, was $3.3 million as compared to $1.2 million for the same period in 2023, an increase of $2.1 million. This increase was primarily due to a $1.2 million increase in sales of Avenanthramides and Beta Glucan from prior period, as well as a $0.9 million in Macrilen revenue.

Operating Expenses

●	Our total operating expenses for the three-month period ended December 31, 2024, were $8.4 million as compared with $2.2 million for the same period in 2023. This increase of $6.2 million was due to higher research and development costs associated with the Avenanthramides and DETECT clinical trials, as well as other pharmaceutical projects of $2.4 million, selling, general and administrative costs of $1.0 million due primarily to the acquisition transaction recently completed between Aeterna and Ceapro, and $2.8 million of impairment expense.

Results of operations for the year ended December 31, 2024

For the twelve-month period ended December 31, 2024, we reported a consolidated net loss of $15.3 million, or $5.93 loss per common share, as compared with a consolidated net loss of $3.5 million, or $1.89 loss per common share for the same period in 2023. The $11.8 million increase in net loss is primarily due to increases in research and development costs of $6.3 million, selling, general and administrative costs of $4.9 million, impairment expense of $4.3 million, and a decrease of $0.9 million in income tax recoveries offset by an increase in gross margin of $1.8 million and an increase of $2.8 million of other income.

Revenues

●	Our total revenue for the year ended December 31, 2024, was $9.6 million as compared to $7.1 million for the same period in 2023, an increase of $2.4 million. This increase was primarily due to a $1.3 million increase in sales of Avenanthramides and Beta Glucan from the prior period as well as a $1.1 million in Macrilen revenue.

Operating Expenses

●	Our total operating expenses for the year ended December 31, 2024, were $23.0 million as compared with $7.5 million for the same period in 2023, representing an increase of $15.5 million. This increase was due to higher research and development costs associated with the Avenanthramides and DETECT clinical trials, as well as other pharmaceutical projects of $6.3 million, selling, general and administrative costs of $4.9 million due primarily to the acquisition transaction recently completed between Aeterna and Ceapro, and $4.3 million of impairment expense.

Required Filings

For reference, the Company’s consolidated financial statements as of December 31, 2024 and for the years ended December 31, 2024, 2023 and 2022 and the related management’s discussion and analysis (collectively, the “Financial Statements”) will be available on the Company’s website (www.cosciensbio.com) in the Investors section and on the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov, respectively. In addition, the Company has also filed the CEO and CFO certificates relating to the Financial Statements, as well as its annual information form (in the form of an annual report on Form 20-F) (collectively with the Financial Statements, the “Required Filings”) on the Company’s SEDAR+ and EDGAR profiles.

Management Cease Trade Order

Further to its news releases of March 19, 2025 and April 1, 2025, the Company announces that it has now made the Required Filings.

In connection with the Company’s delay in filing the Required Filings, on April 1, 2025, the Ontario Securities Commission (the “OSC”) issued a management cease trade order (the “MCTO”), effective April 1, 2025, restricting all trading in and all acquisitions of securities of the Company, whether direct or indirect, by the Company’s Chief Executive Officer and Chief Financial Officer until such time as the Required Filings have been filed by the Company and the MCTO has been revoked. The MCTO does not affect the ability of shareholders who are not insiders of the Company to trade their securities.

The terms of the MCTO provide that it shall be revoked two full business days following the receipt by the OSC of all filings that COSCIENS is required to make under Ontario securities law (namely, the Required Filings), or further order of the OSC Director. The Company anticipates that the MCTO will be revoked in accordance with its terms, namely that it will be revoked two full business days following the Required Filings being filed on SEDAR+.

About COSCIENS Biopharma Inc.

COSCIENS is a Life Science company which develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products. Our technology includes proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals. Our consolidated portfolio also includes macimorelin (Macrilen®; Ghryvelin®), the first and only U.S. FDA and European Medicines Agency approved oral test indicated for the diagnosis of adult growth hormone deficiency (“AGHD”).

The company is listed on the NASDAQ Capital Market and the Toronto Stock Exchange, and trades on both exchanges under the ticker symbol “CSCI”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to: our goals and expectations regarding our plans related to the development, manufacture or commercialization of our products, and the revocation of the MCTO.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products, product development and related clinical trials and validation studies; results from our products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in CGHD may impact the market for macimorelin (Macrilen®; Ghryvelin®) in AGHD and the existing relationships we have for that product; ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on sales by and revenue from our main distributor of our legacy Ceapro products and its customers, the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the NASDAQ Capital Market.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those discussed in our Annual Report on Form 20-F and MD&A filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Issuer:

Gilles R. Gagnon

President & CEO

+1 (780) 421-4555

E: ggagnon@ceapro.com

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (908) 824-0775

E: csci@jtcir.com